July 25, 2018

Via EDGAR and E-mail PanosN@SEC.GOV

Mr. Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4546

Mail Stop 4628

Re:Comstock Resources, Inc.

Schedule TO-I

Filed July 13, 2018

Response Letter Dated July 23, 2018

File No. 005-38546

Ladies and Gentlemen:

The following are the responses of Comstock Resources, Inc. (“the Company”, “us”, “our” or “we”) to the comments contained in the Staff’s comment letter dated July 23, 2018 (the “Comment Letter”) concerning the above-referenced Schedule TO-I (the “Schedule TO”). The responses are numbered to correspond to the numbers of the Comment Letter and appear following the comments, which are restated below in bold.

Offer to Purchase and Consent Solicitation

Incorporation of Documents by Reference, page v

1.

In apparent recognition of the materiality of financial statement to the investment decisions presented, Comstock has elected to incorporate financial statements by reference in response to Item 10 of Schedule TO. Information may be incorporated by reference into the Schedule TO, and not republished in the disclosure document distributed to security holders, only if such information is included as an exhibit. See General Instruction F. The reference to “a copy” in that instruction is only intended to

Securities and Exchange Commission

July 25, 2018

mean the substantive content of information so incorporated as distinguished from the controlling requirement to identify the information so incorporated as an entry on the exhibit list. Accordingly, please revise the exhibit list.

Item 10 has been revised to delete the sentence “The information set forth in the documents referred to under the heading “Incorporation of Documents by Reference” in the Offer to Purchase is incorporated herein by reference.”  The exhibit index has been revised to list the sections of the Company’s 10-K and 10-Q that contain its financial statements.

2.

To the extent that the financial information required by Item 1010(a) of Regulation M-A continues to be incorporated by reference into the Schedule TO, it must be summarized in accordance with Item 1010(c) of Regulation M-A. See General Instruction 6 to Item 10 of Schedule TO. Unless the financial statements required by Item 10 of Schedule TO and corresponding Item 1010(a) of Regulation M-A will be printed and delivered to security holders being invited to tender, or Comstock affirmatively states within Item 10 of Schedule TO as well as this section that the disclosure required by these provisions is immaterial, please amend the Offer to Purchase to disclose the information required by Item 1010(c), including the ratio of earnings to fixed charges disclosed in the Schedule TO. See Interpretation I.H.7 in the July 2001 public guidance accessible via the following link: http://www.sec.gov/interps/telephone/phonesupplement3.htm

Item 10 has been revised to disclose the information required by Item 1010(c) of Regulation M-A.  Pursuant to Interpretation I.H.7 in the July 2001 public guidance, the information required by Item 1010(c) of Regulation M-A has been added to the Offer to Purchase.

The Tender Offer and the Consent Solicitation, page 8

3.

Disclosure indicates that “Subject to applicable law, the Tender Offer for a series of Notes is being made independently of the Tender Offer for the other series of Notes....” Please advise us more specifically as to the “applicable law” being referred to in the quoted clause.

The disclosure on the cover and pages 1, 3, 8 and 19 of the Offer to Purchase has been revised to delete the references to “applicable law”.

Proposed Amendments, page 10

4.

We note the following disclosure on page 13: “We intend to execute the applicable Supplemental Indentures effecting the Proposed Amendments on the Settlement Date if we have received the Requisite Consents with respect to the applicable series of Notes. Each of the Supplemental Indentures will become effective upon execution by us, the Guarantors and the applicable Trustee, but will provide that the Proposed Amendments will not become operative unless we purchase in the Tender Offer more

Securities and Exchange Commission

July 25, 2018

than a majority of the outstanding principal amount of the applicable series of Notes....” Given that other disclosure in the offer document indicates that tenders must be paired with consents, it does not appear to be correct that you would receive the Requisite Consents and execute the applicable Supplemental Indentures but then not purchase a majority of the outstanding principal amount of the applicable series of Notes. Please clarify the disclosure here and throughout the offer document, as well as throughout the Consent and Letter of Transmittal, as this seemingly inconsistent disclosure appears in a number of places.

The disclosure on the cover and pages 2, 3, and 13 of the Offer to Purchase and the cover and pages 6 and 9 of the Consent and Letter of Transmittal has been revised to state that “If we have received the Requisite Consents and the Tender Offer Conditions have been met, we will execute the Supplemental Indentures on the Settlement Date. For the avoidance of doubt, the Proposed Amendments will not become operative until we purchase in the Tender Offer more than a majority of the outstanding principal amount of the applicable series of Notes, excluding any Notes held by Affiliates (or, in the case of the Collateral Release, at least two-thirds of the outstanding principal amount of the applicable series of Notes, excluding any Notes held by Affiliates).”

Conditions to Consummation of the Tender Offer, page 19

5.

The offer document discloses that “Our decision as to whether or not a condition was satisfied will be final and binding, and you will have no right to disagree with our conclusion.” Similarly themed disclosure appears elsewhere in the offer document, e.g., in the sections titled, “Procedures for Tendering Notes and Delivering Consents” and “Withdrawal of Tenders; Revocation of Consents,” as well as in the Consent and Letter of Transmittal. Please revise all such references to remove the implication that security holders may not challenge these determinations in a court of competent jurisdiction.

The disclosure on pages 19 and 23 of the Offer to Purchase and on pages 7 and 9 of the Consent and Letter of Transmittal has been revised to state that “Holders may challenge our determinations in a court of competent jurisdiction. Only a court of competent jurisdiction can make a determination that will be final and binding upon the parties.”

Consent and Letter of Transmittal

6.

The disclosure on page 4 states that the Tender Offer and Consent Solicitation “are not being made to (nor will tenders of Notes be accepted from or on behalf of) holders in any jurisdiction in which the making or acceptance of the Tender Offer or the Consent Solicitation would not be in compliance with the laws of such jurisdiction.” Similar disclosure also appears in the offer document on pages ii and 33. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i). If the Company is attempting to rely on Rule 13e-4(f)(9)(ii), please note that

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July 25, 2018

Rule 13e-4(f)(9)(ii) is restricted to state law. For guidance, refer to Exchange Act Release 34-58597, Section II.G.1 (September 19, 2008).

The disclosure on pages ii and 33 of the Offer to Purchase and on page 4 of the Consent and Letter of Transmittal has been revised to delete such language limiting participation.

If you have any questions, please do not hesitate to contact the undersigned at (972) 668‑8811.

Very truly yours,

/s/ ROLAND O. BURNS
Roland O. Burns
President and Chief Financial Officer

cc:	Jack E. Jacobsen, Esq.
Locke Lord LLP